May 23, 2007

Via U.S. Mail and Facsimile

James J. Mulva
Chief Executive Officer
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

RE:		ConocoPhillips
		Form 10-K for the fiscal year ended December 31, 2006 Response letter dated April 12, 2007
		File No. 1-32395

Dear Mr. Mulva:

      We have limited our review of your Form 10-K for the fiscal year ended December 31, 2006, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you expect to continue to purchase Syrian crude oil and Syrian-origin vacuum gas oil. Please advise us whether you purchase directly from Syrian sources, and the extent to which the Syrian government receives funds from your purchases.


      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.
								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Roger Schwall
		Division of Corporation Finance